As filed with the Securities and Exchange Commission on October 18, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                     (under Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934)

                            ------------------------

                        GREEN MOUNTAIN POWER CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        GREEN MOUNTAIN POWER CORPORATION
                        (NAME OF FILING PERSON (OFFEROR))

                   COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                              --------------------

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  PENNY COLLINS
                                    SECRETARY
                        GREEN MOUNTAIN POWER CORPORATION
                                 163 ACORN LANE
                            COLCHESTER, VERMONT 05446
                                 (802) 864-5731
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             EDMOND P. MURPHY, ESQ.
                                HUNTON & WILLIAMS
                            NEW YORK, NEW YORK 10166
                                 (212) 309-1205

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
        Transaction Valuation*                       Amount of Filing Fee
              $16,800,000                                   $1,546
-------------------------------------------------------------------------------

*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based upon the purchase of 800,000 shares of common stock, par value $3.33 1/3 per share, at the maximum tender offer price of $21.00 per share in cash

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 N/A                   Filing Party:  N/A
Form or Registration No.:               N/A                   Date Filed:    N/A

|_| Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes to designate any transactions to which this statement relates:

|_| third party tender offer                       |_| going-private transaction
    subject to Rule 14d-1                              subject to Rule 13e-3

|X| issuer tender offer                            |_| amendment to Schedule 13D
    subject to Rule 13e-4                              under Rule 13d-2

      Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

      This Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Green Mountain Power Corporation, a Vermont corporation, to purchase up to 800,000 shares of its common stock, par value $3.33 1/3 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of June 17, 1998, between Green Mountain Power and ChaseMellon Shareholder Services, L.L.C., as rights agent. Green Mountain Power is offering to purchase these shares at a price not greater than $21.00 nor less than $17.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Green Mountain Power's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer, copies of which are attached as Exhibit (a)(1)(A) and (a)(1)(B), respectively, and incorporated herein by reference.

      This Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

      The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9, and 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 3. Identity and Background of Filing Person.

      (a) The issuer of the securities to which this Schedule TO relates is Green Mountain Power Corporation, a Vermont corporation (the "Company"), and the address of its principal executive office is 163 Acorn Lane, Colchester, Vermont 05446. The following table names each person specified in Instruction C to Schedule TO. Each person's business address is the same as the Company's, 163 Acorn Lane, Colchester, Vermont 05446, and each filing person's business telephone number is (802) 864-5731.

NAME                          POSITION
----                          --------

Christopher L. Dutton         President and Chief Executive Officer, Director
Walter S. Oakes               Vice President, Field Operations
Mary G. Powell                Senior Vice President, Chief Operating Officer
Stephen C. Terry              Senior Vice President, Corporate and Legal Affairs
Donald J. Rendall, Jr.        Vice President and General Counsel
Elizabeth A. Bankowski        Director
Merrill O. Burns              Director
Nordahl L. Brue               Director
William H. Bruett             Director
Lorraine E. Chickering        Director
John V. Cleary                Director
David R. Coates               Director
Euclid A. Irving              Director

Item 4. Terms of the Transaction.

      (a)(2) Not Applicable.

Item 10. Financial Statements.

      (a)-(b) Not Applicable.

Item 12. Material to be Filed as Exhibits.

      (a)(1)(A)         Offer to Purchase, dated October 18, 2002.
      (a)(1)(B)         Letter of Transmittal.
      (a)(1)(C)         Notice of Guaranteed Delivery.
      (a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2002.
      (a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
      (a)(1)(F) Letter to Participants in Green Mountain Power's Employee Savings and Investment Plan and Trust, dated October 18, 2002.
      (a)(2)-(4)        Not applicable.
      (a)(5)(A)         Press Release, dated October 18, 2002.
      (b)               Not applicable.
      (d)(1)            Rights Agreement (incorporated by reference to Exhibit
                        (1) of Green Mountain Power's Form 8-K filed on June 19,
                        1998) (SEC file no. 1-18291).
      (g)               Not applicable.
      (h)               Not applicable.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      GREEN MOUNTAIN POWER CORPORATION


                                      By: /s/ Christopher L. Dutton
                                          -------------------------------------
                                          Christopher L. Dutton
                                          President and Chief Executive Officer

Dated: October 18, 2002

                                  EXHIBIT INDEX

EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------

(a)(1)(A)         Offer to Purchase, dated October 18, 2002.
(a)(1)(B)         Letter of Transmittal.
(a)(1)(C)         Notice of Guaranteed Delivery.
(a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 18, 2002.
(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F) Letter to Participants in Green Mountain Power's Employee Savings and Investment Plan and Trust, dated October 18, 2002.
(a)(2)-(4)        Not applicable.
(a)(5)(A)         Press Release, dated October 18, 2002.
(b)               Not applicable.
(d)(1) Rights Agreement (incorporated by reference to Exhibit (1) of Green Mountain Power's Form 8-K filed on June 19, 1998) (SEC file no. 1-18291).
(g)               Not applicable.
(h)               Not applicable.